# SEC Schedule 13D/A (Amendment No. 4) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Diginex Ltd, CIK 0002010499
CUSIP: G28687104
Title of class of securities: Ordinary Shares, par value US$0.00005
Address of issuer's principal executive offices: 25 Wilton Road, Victoria, London, Greater London, SW1V 1LW, United Kingdom (X0), 0000000
Date of event which requires filing of this statement: 09/30/2025
Amends the filing with accession number 0001493152-25-004321
Filed by CIK 0002050408
Persons authorized to receive notices and communications: James A. Prestiano, c/o Loeb & Loeb, 345 Park Avenue, New York, New York (NY), 10154, 212-407-4000

## Reporting persons
- Rhino Ventures Limited (CIK 0002050648): type of reporting person: corporation (CO); citizenship or place of organization: Virgin Islands British (D8); source of funds: working capital (WC); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Rhino Ventures Limited: type of reporting person: corporation (CO); citizenship or place of organization: Cayman Islands (E9); source of funds: working capital (WC); sole voting power 272,686,376; shared voting power 0; sole dispositive power 272,686,376; shared dispositive power 0; aggregate amount beneficially owned 272,686,376 (68.8% of the class)
  Comment: * Percentage for Rhino Cayman is based on 396,631,850 ordinary shares outstanding as of October 24, 2025, including the 175,564,400 ordinary shares underlying the warrants held by Rhino Cayman, which are exercisable within the next 60 days.
- Miles Pelham (CIK 0002050408): type of reporting person: individual (IN); citizenship or place of organization: United Kingdom (X0); source of funds: personal funds (PF); sole voting power 277,468,616; shared voting power 0; sole dispositive power 277,468,616; shared dispositive power 0; aggregate amount beneficially owned 277,468,616 (69.5% of the class)
  Comment: ** Percentage for Miles Pelham is based on 399,059,050 ordinary shares outstanding as of October 24, 2025, including the 175,564,400 ordinary shares underlying the warrants held by Rhino Ventures Limited and 2,427,200 ordinary shares underlying the stock options held by Miles Pelham, which are exercisable within the next 60 days.

## Item 1. Security and Issuer
Title of class of securities: Ordinary Shares, par value US$0.00005
Name of issuer: Diginex Ltd
Address of issuer's principal executive offices: 25 Wilton Road, Victoria, London, Greater London, SW1V 1LW, United Kingdom (X0), 0000000
Comment: This Amendment No. 4 relates to the Schedule 13D filed with the Securities and Exchange Commission (the "Commission") on behalf of Rhino Ventures Limited, a British Virgin Islands company ("Rhino BVI"), Rhino Ventures Limited, a Cayman Islands company ("Rhino Cayman") and Miles Pelham ("Mr. Pelham"), both Rhino BVI and Rhino Cayman are wholly owned and managed by Mr. Pelham and Mr. Pelham has voting and dispositive control over the Ordinary Shares held by Rhino BVI and Rhino Cayman (the "Schedule 13D"), relating to the Ordinary Shares, $0.00005 par value per share (the "Ordinary Shares") of Diginex Limited, a Cayman Islands exempted company ("Diginex" or the "Issuer"), filed with the Commission on January 30, 2025, as amended on March 27, 2025 and as amended on August 29, 2025 (the "Schedule 13D"). The information set forth in the Schedule 13D is amended by this Amendment No. 4 only as specifically stated. Capitalized terms used but not otherwise defined herein shall have the meaning ascribed to them in the Schedule 13D. The information set forth in response to each separate Item below shall be deemed to be a response to all Items where such information is relevant. As of October 24, 2025, the Issuer has 221,067,450 Ordinary Shares issued and outstanding.

## Item 2. Identity and Background
Name of person filing: This Schedule 13D is filed by Rhino Ventures Limited, a British Virgin Islands company ("Rhino BVI"), Rhino Ventures Limited, a Cayman Islands company ("Rhino Cayman") and Miles Pelham ("Mr. Pelham"). Rhino BVI and Rhino Cayman are wholly-owned and managed by Mr. Pelham, who has voting and dispositive control over the Ordinary Shares held by Rhino BVI and Rhino Cayman. Mr. Pelham is a British citizen. Rhino BVI, Rhino Cayman and Mr. Pelham and referred to herein collectively as the "Reporting Persons."
Residence or business address: The principal business and principal office address for Rhino BVI is Craigmuir Chambers, Road Town, Tortola, VS 1110, British Virgin Islands. The principal business and principal office address for Rhino Cayman is 90 Fort Street, Suite 303, Grand Cayman, Cayman Islands. The principal business and principal office address for Mr. Pelham is 90 Fort Street, Suite 303, Grand Cayman, Cayman Islands.
Present principal occupation or employment: Rhino BVI's and Rhino Cayman's principal business is making investments. Mr. Pelham is the sole shareholder and a director of both Rhino BVI and Rhino Cayman and Mr. Pelham is the Chairman and a shareholder of the Issuer.
Criminal convictions in the last five years: During the past five years, neither (1) Rhino BVI nor any of its officers or directors, (2) Rhino Cayman nor any of its officers or directors, nor (3) Mr. Pelham, have been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors).
Civil proceedings (securities laws) in the last five years: During the past five years, neither (1) Rhino BVI nor any of its officers or directors, (2) Rhino Cayman nor any of its officers or directors, nor (3) Mr. Pelham, have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: Rhino BVI is a British Virgin Islands company. Rhino Cayman is a Cayman Islands exempted company. Mr. Pelham is a British citizen.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: On September 30, 2025, Mr. Pelham caused Rhino BVI to transfer all of its securities holdings of the Issuer to Rhino Cayman. Following September 30, 2025, Rhino BVI does not own any securities of the Issuer. On October 23, 2025, Rhino Cayman exercised a warrant to purchase 18,000,000 Ordinary Shares, at an exercise price of $0.77 per share or an aggregate purchase price of $13,837,500. The warrants were set to expire on October 23, 2025.

## Item 4. Purpose of Transaction
Purpose of transaction: The Reporting Persons acquired and hold the securities of the Issuer for investment purposes. Other than as discussed herein, the Reporting Persons do not have any plans or proposals which relate to or would result in: (a) the acquisition by any person of additional securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation , involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or of any of its subsidiaries; (d) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer's business or corporate structure; (g) changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any other person; (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Act; or (j) any similar action to those enumerated above. The Reporting Persons may acquire additional securities of the Issuer, or retain, or sell all or a portion of the securities then held in open market or in privately negotiated transactions. Mr. Pelham is the Chairman of the Issuer, and, in such capacity, may have influence over the corporate activities of the Issuer, including activities which may relate to the matters described in this Item 4.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: Rhino BVI does not beneficially own any securities of the Issuer. Rhino Cayman beneficially owns (i) 97,121,976 Ordinary Shares and (ii) 175,564,400 Ordinary Shares underlying warrants, which are exercisable within the next sixty (60) days, which amounts to 272,686,376 Ordinary Shares or 68.8% of the total outstanding Ordinary Shares. Rhino Cayman owns the following warrants. (i) Rhino Cayman owns 4,170,520 warrants that were issued by the Issuer on July 15, 2024, that are exercisable at a price of US$6.13 per warrant and are exercisable until May 27, 2027. These warrants, if fully exercised, will result in the issuance of shares equal to 51% of the Issuer's outstanding Ordinary Shares at the time the warrants are exercised. This amount will be prorated in the event of partial exercise of the warrants. For the purpose of this Schedule 13D we have assumed these warrants are exercisable for 103,564,400 Ordinary Shares which is 51% of the 221,067,450 Ordinary Shares the Issuer had issued outstanding as of October 24, 2025. This warrant is attached to this Scheduled 13D as Exhibit 99.2. (ii) On January 23, 2025 the Issuer issued Rhino Cayman the following warrants in connection with the closing of the Issuer's initial public offering: a. A warrant to purchase 18,000,000 Ordinary Shares, exercisable at a price of $0.90 per share, which is equivalent to 75% premium to the initial public offering price per share. The warrants can be exercised within 12 months from January 23, 2025,b. A warrant to purchase 18,000,000 Ordinary Shares, exercisable at a price of $1.03 per share, which is equivalent to 100% premium to the initial public offering price per share. The warrants can be exercised within 15 months from January 23, 2025, c. A warrant to purchase 18,000,000 Ordinary Shares, exercisable at a price of $1.28 per share, which is equivalent to 150% premium to the initial public offering price per share. The warrants can be exercised within 18 months from January 23, 2025, and d. A warrant to purchase 18,000,000 Ordinary Shares, exercisable at a price of $1.54 per share, which is equivalent to 200% premium to the initial public offering price per share. The warrants can be exercised within 24 months from January 23, 2025. Mr. Pelham beneficially owns (i) 2,355,040 Ordinary Shares in his own name, (ii) 2,427,200 Ordinary Shares underlying vested but unexercised stock options, which are exercisable within the next sixty (60) days and (iii) 272,686,376 Ordinary Shares beneficially held by Rhino Cayman, which amounts to 277,468,616 Ordinary Shares or 69.5% of the total outstanding Ordinary Shares. Mr. Pelham individually and through his position as director of Rhino Cayman, may be deemed to hold the power to vote or direct the vote and dispose of or direct the disposition of the Ordinary Shares beneficially held by the Reporting Persons.
Number of shares as to which each person has sole or shared power to vote or dispose: Rhino BVI does not beneficially own any securities of the Issuer. Rhino Cayman beneficially owns (i) 97,121,976 Ordinary Shares and (ii) 175,564,400 Ordinary Shares underlying warrants, which are exercisable within the next sixty (60) days, which amounts to 272,686,376 Ordinary Shares or 68.8% of the total outstanding Ordinary Shares. Rhino Cayman owns the following warrants. (i) Rhino Cayman owns 4,179,520 warrants that were issued by the Issuer on July 15, 2024, that are exercisable at a price of US$6.13 per warrant and are exercisable until May 27, 2027. These warrants, if fully exercised, will result in the issuance of shares equal to 51% of the Issuer's outstanding Ordinary Shares at the time the warrants are exercised. This amount will be prorated in the event of partial exercise of the warrants. For the purpose of this Schedule 13D we have assumed these warrants are exercisable for 103,564,400 Ordinary Shares which is 51% of the 221,067,450 Ordinary Shares the Issuer had issued outstanding as of October 24, 2025. This warrant is attached to this Scheduled 13D as Exhibit 99.2. (ii) On January 23, 2025 the Issuer issued Rhino Cayman the following warrants in connection with the closing of the Issuer's initial public offering: a. A warrant to purchase 18,000,000 Ordinary Shares, exercisable at a price of $0.90 per share, which is equivalent to 75% premium to the initial public offering price per share. The warrants can be exercised within 12 months from January 23, 2025, b. A warrant to purchase 18,000,000 Ordinary Shares, exercisable at a price of $1.03 per share, which is equivalent to 100% premium to the initial public offering price per share. The warrants can be exercised within 15 months from January 23, 2025, c. A warrant to purchase 18,000,000 Ordinary Shares, exercisable at a price of $1.28 per share, which is equivalent to 150% premium to the initial public offering price per share. The warrants can be exercised within 18 months from January 23, 2025, and d. A warrant to purchase 18,000,000 Ordinary Shares, exercisable at a price of $1.54 per share, which is equivalent to 200% premium to the initial public offering price per share. The warrants can be exercised within 24 months from January 23, 2025. Mr. Pelham beneficially owns (i) 2,355,040 Ordinary Shares in his own name, (ii) 2,427,200 Ordinary Shares underlying vested but unexercised stock options, which are exercisable within the next sixty (60) days and (iii) 272,686,376 Ordinary Shares beneficially held by Rhino Cayman, which amounts to 277,468,616 Ordinary Shares or 69.5% of the total outstanding Ordinary Shares. Mr. Pelham individually and through his position as director of Rhino Cayman, may be deemed to hold the power to vote or direct the vote and dispose of or direct the disposition of the Ordinary Shares beneficially held by the Reporting Persons.
Transactions in the class effected during the past sixty days: No Reporting Person has effected any transactions of Ordinary Shares of the Issuer in the past sixty (60) days.
Other persons with the right to receive dividends or sale proceeds: No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the shares owned by the Reporting Persons.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: On September 30, 2025, Rhino BVI ceased to be the beneficial owner of more than five percent the Issuer's Ordinary Shares.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: Mr. Pelham is a director and the sole shareholder of Rhino BVI and Rhino Cayman, which are investment holding companies and Mr. Pelham is the Chairman and a shareholder of Diginex Limited. A Joint Filing Agreement is attached hereto as Exhibit 99.1.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: Exhibit No. Description 99.1 Joint Filing Agreement by and among the Reporting Persons.

## Signatures
- Rhino Ventures Limited: /s/ Miles Pelham, Miles Pelham/Director (10/27/2025)
- Rhino Ventures Limited: /s/ Miles Pelham, Miles Pelham/Director (10/27/2025)
- Miles Pelham: /s/ Miles Pelham, Miles Pelham/Director (10/27/2025)